Contact

www.linkedin.com/in/minaiyer (LinkedIn)

Top Skills

New Business Development
Account Management
Promotions

Languages

English (Native or Bilingual)
Indonesian (Native or Bilingual)
Tamil (Native or Bilingual)
Hindi (Elementary)

Certifications

Certified Sales Professional

Mina Iyer

Sales Manager Architecture & Design
New York

Summary

Specialties: Consultative selling, New business development, Key account development, Promotions, Marketing planning and strategy

Experience

Lutron Electronics

15 years 1 month

Sales Manager Architecture & Design
July 2017 - Present (4 years 11 months)
New York, United States

Global Specification Sales Manager - Asia Pacific
January 2015 - June 2017 (2 years 6 months)

Senior Sales Executive
May 2009 - January 2015 (5 years 9 months)
Chicago, IL

Driving sales growth for Lutron in the architecture, design, and engineering industries within the Chicago Metropolitan area.

Primary responsibilities include building technical expertise with commercial solutions, building new relationships and maintaining strong relationships with customers to generate incremental sales, and coordinating with cross-functional teams to surround the job and close orders.

Marketing and Communications Associate
May 2007 - April 2009 (2 years)
Coopersburg, PA

Managed all areas of campaign management including market research, situational analysis, strategy and tactic creation, budget allocation, and campaign execution.

Responsibilities also included analyzing detailed return on investment (ROI) and creating sales presentations and customized sales tools.

Education

Purdue University

Communications, Advertising and Public Relations · (2003 - 2007)

Gandhi Memorial International School (GMIS)

International Baccalaureate, Jakarta, Indonesia · (1990 - 2002)

Chinmaya International Residential School

Boarding School, India · (1998 - 2000)